

07005843


PROCESSING
RECEIVED
MAR - 1 2007
SEC MAIL
SECTION
213
WASH., D.C.

AB*
3/27

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden	
Hours per response.......12.00	

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS J. RYAN INVESTMENT BROKERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 East Broward Boulevard, Suite 201
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Ryan — (954) 761-8595
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Ryan Investment Brokers, Inc as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBRA L. BONTECOU - NOTARY PUBLIC
County of Teton
State of Wyoming
My Commission Expires 11/24/07

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

TABLE OF CONTENTS



Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas J. Ryan Investment Brokers, Inc. d/b/a OCNAYR

We have audited the accompanying statement of financial condition of Thomas J. Ryan Investment Brokers, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thomas J. Ryan Investment Brokers, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 21, 2007

American Institute of Certified Public Accountants • PCAOB Registered • Private Companies Practice Section

THOMAS J. RYAN INVESTMENT BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	16,568
Advisory fees receivable		37,479
Certificate of deposit		1,078
Prepaid expenses		2,118
TOTAL CURRENT ASSETS		57,243
COMPUTER EQUIPMENT, net		3,064
TOTAL	$	60,307

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	1,843
Income tax payable		457
TOTAL CURRENT LIABILITIES		2,300
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 7,500 shares authorized, issued and outstanding		7,500
Additional paid in capital		21,600
Retained earnings		28,907
TOTAL STOCKHOLDER'S EQUITY		58,007
TOTAL	$	60,307

The accompanying notes should be read with this financial statement.

THOMAS J. RYAN INVESTMENT BROKERS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Thomas J. Ryan Investment Brokers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The business is operated using the trade name "OCNAYR".

The Company is engaged in a single line of business as a securities broker-dealer with revenues derived solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Computer Equipment

The Company's computer equipment is recorded at its cost of $2,930, and is being depreciated over its estimated useful life of three years using the straight line method of depreciation. Accumulated depreciation at December 31, 2005 is $190.

Fair Value of Financial Instruments

Cash, advisory fees receivable, certificate of deposit, prepaid expenses, and accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Comprehensive Income

A statement of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive income is the same as net income.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $15,346, which was $10,346 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .15 to 1, based on aggregate indebtedness of $2,300 as of December 31, 2006.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Company compensates its sole employee/shareholder in a manner in which no payroll taxes are withheld and remitted by the Company on behalf of the employee/shareholder, no matching payroll taxes are remitted by the Company, and no payroll tax returns are prepared and submitted by the Company to the Internal Revenue Service. The Internal Revenue Service may deem these actions to not be in compliance with the payroll tax regulations, and assess fines and penalties against the Company for not withholding and remitting the required payroll taxes and for not filing payroll tax returns. No accrual has been made in the accompanying financial statements for the cost of actions, if any, that may be taken by the Internal Revenue Service against the Company for its possible non-compliance with applicable tax regulations.


END